UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

24 April 2015

Pearson plc
(the "Company")

Results of Annual General Meeting 2015

Pearson plc held its annual general meeting for shareholders at 12 noon today. All resolutions set out in the Company's Notice of Annual General Meeting dated 20 March 2015 were proposed and approved on a poll.

The total number of votes received for each resolution is set out below. The Company's issued share capital on 22 April 2015 was 820,288,100 ordinary shares of 25p each. The proportion of the Company's issued share capital represented by those votes cast is approximately 70.96%.

Resolution No. (as noted on the proxy form)	Shares For and Discretionary	Shares Against	Shares marked as Votes Withheld/ Abstentions*
1. To receive the 2014 report and accounts	581,104,506	990,644	4,099,396
2. To declare a final dividend	582,107,583	17,577	4,069,386
3. To re-elect Vivienne Cox	581,053,644	1,030,637	4,110,265
4. To re-elect John Fallon	581,943,560	151,235	4,099,751
5. To re-elect Robin Freestone	579,726,345	2,368,319	4,099,882
6. To re-elect Josh Lewis	581,963,791	106,340	4,124,415
7. To re-elect Linda Lorimer	581,979,974	102,745	4,111,827
8. To re-elect Harish Manwani	543,812,740	5,350,921	37,030,884
9. To re-elect Glen Moreno	571,331,103	10,347,488	4,515,955
10. To reappoint Elizabeth Corley	581,058,864	1,023,948	4,111,734
11. To reappoint Tim Score	579,201,139	2,856,876	4,136,530
12. To approve the annual remuneration report	536,330,506	40,883,235	8,980,804
13. To reappoint the auditors	563,038,635	14,796,238	8,359,672
14. To determine the remuneration of the auditors	573,892,487	4,280,400	8,021,659
15. To authorise the company to allot ordinary shares	558,776,532	22,304,488	5,113,526
16. To waive the pre-emption rights	571,872,939	10,199,120	4,122,487
17. To authorise the company to purchase its own shares	581,003,629	1,065,034	4,125,883

* Votes withheld are not legal votes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 24 April 2015

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary